UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Innoviva, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45781M101

(CUSIP Number)

Mark DiPaolo

General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101

SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Sarissa Capital Management LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 516,100

	8	Shared Voting Power 5,280,000

	9	Sole Dispositive Power 516,100

	10	Shared Dispositive Power 5,280,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,796,100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 5.73%

14	Type of Reporting Person PN

CUSIP No. 45781M101

SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Alexander J. Denner, Ph.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 5,796,100

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,796,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,796,100

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 5.73%

14	Type of Reporting Person IN

CUSIP No. 45781M101

SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Sarissa Capital Offshore Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,680,000

	8	Shared Voting Power

	9	Sole Dispositive Power 3,680,000

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,680,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 3.64%

14	Type of Reporting Person PN

CUSIP No. 45781M101

SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Sarissa Capital Catapult Fund LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 855,000

	8	Shared Voting Power

	9	Sole Dispositive Power 855,000

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 855,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.85%

14	Type of Reporting Person OO

CUSIP No. 45781M101

SCHEDULE 13D

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Sarissa Capital Hawkeye Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 745,000

	8	Shared Voting Power

	9	Sole Dispositive Power 745,000

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 745,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.74%

14	Type of Reporting Person PN

CUSIP No. 45781M101

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.01 (the “Shares”), issued by Innoviva, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2000 Sierra Point Parkway, Suite 500, Brisbane, CA 94005.

Item 2.  Identity and Background.

The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds (such funds, the “Sarissa Funds”), including Sarissa Offshore, Sarissa Catapult and Sarissa Hawkeye.  The ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the Share acquisitions reported on this Schedule 13D by the Reporting Persons was approximately $11 million (including commissions) in the aggregate.  The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares because the Reporting Persons believe the Shares are undervalued.  The Reporting Persons reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 45781M101

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,796,100 Shares representing approximately 5.73% of the Issuer’s outstanding Shares (based upon the 101,123,024 Shares stated to be outstanding as of February 11, 2019 by the Issuer in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 19, 2019).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 3,680,000 Shares.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 855,000 Shares.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 745,000 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,280,000 Shares held by the Sarissa Funds and the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 516,100 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 5,796,100 Shares held by the Sarissa Funds.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 22, 2019.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Hawkeye	February 14, 2019	53,300	14.55
Sarissa Hawkeye	February 14, 2019	35,000	14.48
Sarissa Hawkeye	February 15, 2019	100,000	14.80
Sarissa Hawkeye	February 15, 2019	25,000	14.81
Sarissa Hawkeye	February 15, 2019	78,700	14.80
Sarissa Hawkeye	February 19, 2019	50,000	14.59
Sarissa Hawkeye	February 19, 2019	48,000	14.60
Sarissa Hawkeye	February 20, 2019	40,000	14.58
Sarissa Hawkeye	February 21, 2019	90,000	14.90
Sarissa Hawkeye	February 22, 2019	20,000	14.97
Sarissa Hawkeye	February 22, 2019	205,000	15.10

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1          Joint Filing Agreement of the Reporting Persons

CUSIP No. 45781M101

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2019

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

CUSIP No. 45781M101

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Innoviva, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of February, 2019.

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner

CUSIP No. 45781M101

SCHEDULE 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital Management LP

Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital Management LP

Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital Management LP